SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

STIFEL FINANCIAL CORP.

(Name of Issuer)

Common Stock , Par Value $.15 Per Share

(Title of Class of Securities)

860630102

(CUSIP Number)

Jonathan D. Niemeyer, Esq.

Vice President and Associate General Counsel

The Western and Southern Life Insurance Company

400 Broadway

Cincinnati, OH  45202

(513) 629-1474

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern) IRS Employer Identification No. 31-0487145

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable

	6	Shared Voting Power Not applicable

	7	Sole Dispositive Power Not applicable

	8	Shared Dispositive Power Not applicable

9	Aggregate Amount Beneficially Owned by Each Reporting Person Not applicable

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) Not applicable

14	Type of Reporting Person* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
	(a)	Name of Issuer Stifel Financial Corp.
	(b)	Address of Issuer’s Principal Executive Offices 500 North Broadway, St. Louis, Missouri 63102

Item 2.
	(a)	Name of Person Filing The Western and Southern Life Insurance Company (“Western-Southern”)
	(b)	Address of Principal Business Office 400 Broadway, Cincinnati, Ohio 45202
	(c)	Citizenship Ohio
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 860630102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2009

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:	/s/ Nicholas P. Sargen
Nicholas P. Sargen, Senior Vice President
and Chief Investment Officer